EXHIBIT 14



FOR IMMEDIATE RELEASE

Contact:      NE Restaurant Company, Inc.
              Contact:  Paul Hoagland,
              Executive Vice President and Chief Financial Officer
              Phone:  (508) 870-9200
              Fax:  (508) 870-9201

                  NE RESTAURANT COMPANY OBTAINS COMMITMENT FOR
                   PLACEMENT OF $100 MILLION OF SENIOR NOTES;
              EXTENDS CASH TENDER OFFER FOR BERTUCCI'S COMMON STOCK

    Westborough, MA, July 13, 1998 -- NE Restaurant Company, Inc ("NERC") announced today that it entered into an agreement for the sale to Chase Securities Inc. and BancBoston Securities Inc., as initial purchasers, of $100 million principal amount of Senior Notes. The sale of the Senior Notes, which is being made in reliance on Rule 144A and other registration exemptions under the Securities Act of 1933, as amended, to institutional investors, is scheduled to close on Monday, July 20, 1998.

    The net proceeds from the sale of the Senior Notes are to be used to finance a portion of the purchase price payable in the tender offer for all outstanding shares of Common Stock of Bertucci's, Inc. (NASDAQ: BERT) at $10.50 per share commenced on May 20, 1998 through NERC's wholly-owned subsidiary, NERC
Acquisition Corp. As previously announced, the tender offer is being made pursuant to the terms of a Merger Agreement among NERC, NERC Acquisition Corp. and Bertucci's. In the merger to occur following consummation of the tender offer, each share of Bertucci's Common Stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.50 in cash.

    NERC noted that the principal amount of the Senior Notes being sold had been increased to $100 million from the $90 million principal amount stated in the Offer to Purchase, dated May 20, 1998. As a result, it is now expected that the private placement of shares of NERC Common Stock to finance the balance of the funds required to purchase Shares tendered in the tender offer, consummate the merger, refinance certain existing indebtedness of Bertucci's and NERC and to pay all related fees and expenses of the transaction, will be reduced to $28.8 million from the $38.8 million stated in the Offer to Purchase.